Exhibit 3.1
SECOND AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THE E. W. SCRIPPS COMPANY
Charter No. 713217
     The following amendment to the Amended and Restated Articles of Incorporation of The E. W. Scripps Company (the “Corporation”) was adopted by a majority vote of the shareholders of the Corporation at a special meeting held on July 15, 2008 and pursuant to the authority of Section 1701.71(A)(1) and 1701.73(A) and (C) of the Ohio Revised Code:
     RESOLVED, that the Amended and Restated Articles of Incorporation of the Corporation, be and they hereby are amended to add the following Section D to Article FOURTH:
     D. Reverse Share Split of Common Voting Shares and Class A Common Shares.
          1. Reverse Share Split. Effective on the date and time this First Amendment is accepted by the Secretary of State of the State of Ohio (the “Effective Time”) (a) each issued and outstanding Common Voting Share shall automatically, without further action on the part of the Corporation or any holder of Common Voting Shares, be reclassified as and changed into one-third (1/3) of a Common Voting Share and (b) each issued and outstanding Class A Common Share shall automatically, without further action on the part of the Corporation or any holder of Class A Common Shares, be reclassified as and changed into one-third (1/3) of a Class A Common Share (together, the “Reverse Share Split”). Each outstanding share certificate which immediately prior to the Effective Time represented one or more Common Voting Shares or Class A Common Shares shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole Common Voting Shares or Class A Common Shares, as applicable, equal to the product of (x) the number of Common Voting Shares or Class A Common Shares held by such holder immediately prior to the Effective Time and (y) one-third (1/3), rounded down to the nearest whole integer, and Common Voting Shares and Class A Common Shares held in uncertificated form shall be treated in the same manner.
          2. Cash-Out of Fractional Shares. In connection with the Reverse Share Split, the Corporation shall not issue or deliver any fractional Common Voting Shares or Class A Common Shares. After giving effect to the Reverse Share Split, each fractional interest in a Common Voting Share or Class A Common Share shall be converted into the right to receive an amount in cash equal to the product of (x) such fractional interest to which the holder would otherwise be entitled as a result of the Reverse Share Split and (y) the closing sale price of the Class A Common Shares (on a post-reverse-split basis as adjusted for this First Amendment) on the trading day immediately prior to the Effective Time on the New York Stock Exchange, or if the principal exchange on which the Class A Common Shares are then traded is other than the New York Stock Exchange, such exchange as may be applicable.

          3. Reduction in Stated Capital. At the Effective Time, the stated capital of (i) the Common Voting Shares and (ii) the Class A Common Shares, shall be reduced proportionally to the reduction in the number of issued and outstanding shares of each class pursuant to the Reverse Share Split.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 15th day of July, 2008.

The E. W. Scripps Company

/s/ Mary Denise Kuprionis

Mary Denise Kuprionis
Vice President, Secretary and
Chief Ethics & Compliance Officer